November 19, 2024

By EDGAR Submission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:

Jeanne Baker

Al Pavot

Division of Corporation Finance, Office of Industrial Applications and Services

Re:	Smith & Nephew plc

Form 20-F for the fiscal year ended December 31, 2023

Filed March 11, 2024

File No. 001-14978

Ladies and Gentleman,

Smith & Nephew plc (“SNN” or the “Company”) is submitting this letter in response to a second set of written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2024 (the “Comment Letter”), on SNN’s Annual Report on Form 20-F filed with the Commission on March 11, 2024 for the fiscal year ended December 31, 2023.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or before December 16, 2024.

The Company is grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours faithfully,

/s/ Helen Barraclough
Helen Barraclough
Group General Counsel and Company Secretary

Cc: Connie Milonakis (Davis Polk & Wardwell London LLP)